

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 5, 2016

Via E-mail
Linda F. Powers
Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 23, 2016**
> **Amended October 3, 2016**
> **File No. 333-213777**

Dear Ms. Powers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. It appears that you are relying on General Instruction I.B.6 of Form S-3 for this offering. If so, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

<u>Incorporation of Certain Documents by Reference, page 24</u>

2.   Please revise this section to incorporate by reference the amended annual report on Form 10-K filed on April 29, 2016, the Form 8-K filed on March 3, 2016, and the amended Form 8-K filed on September 19, 2016.

<u>Exhibit 5.1</u>

3.   Please have counsel revise the legal opinion to cover the Units.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Scot Foley at (202) 551-3383 or Joseph McCann at (202) 551-6262 with any questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and
                                        Insurance

cc: Peter Campitiello, Esq. – Kane Kessler, P.C.